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                                                                  WRHAMBRECHT+CO

September 22, 1999

Ben Nourse
Chairman and CEO
GreatFood.com, Inc.
2731 Eastlake Avenue East
Seattle, Washington  98102

Dear Ben:

         This will confirm your engagement of WR Hambrecht + Co, LLC ("WR Hambrecht + Co") to act as your non-exclusive placement agent as follows:

1. You wish to place up to $10,000,000 of your Series D Preferred Stock (the "Securities"). The placement will be made on terms you and we agree on, as reflected in agreements to be entered into between you and the purchasers.

2. As compensation for our services as placement agent, you will pay us a fee equal to $200,000 plus 2.0% of the sales price of the Securities. The initial $200,000 will be payable to WR Hambrecht + Co upon (i) our purchase of $3 million of the Securities, or the cancellation of a $3 million promissory note held by WR Hambrecht + Co in exchange for common stock or securities convertible into common stock. The remaining 2% fee will payable at the closing of the sale. Whether or not any Securities are sold, you will reimburse our reasonable out-of-pocket expenses (including fees and expenses of counsel) in connection with our acting as placement agent. Such expenses shall not exceed $25,000 without your prior written consent. WR Hambrecht + Co will not receive a 2% fee for Securities sold to (i) existing shareholders, including First Analysis Corporation and WR Hambrecht + Co, or (ii) new investors which are introduced to GreatFood.com by someone other than William R. Hambrecht or WR Hambrecht + Co, unless WR Hambrecht + Co. is asked by you to undertake negotiations with such new investors on behalf of GreatFood.com concerning purchase of Securities.

3. You agree to qualify the Securities for offer and sale under the securities laws of the states we specify or to identify a relevant exemption from such securities laws.

4. If in connection with this Agreement we become involved in any lawsuit, claim or other proceeding, you shall promptly reimburse us for any legal or other expenses reasonably incurred in connection with investigating, preparing to defend or defending such lawsuit, claim or other proceeding. You also agree to indemnify us


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         from any losses, claims, damages, liabilities or expenses (i) arising out of any alleged untrue statement of a material fact or material omission in any communication provided with your approval to any prospective purchaser of the Securities, or (ii) arising in connection with this Agreement, but you will not be liable under clause (ii) of this paragraph to the extent that it is finally judicially determined that our loss, claim, damage or liability resulted directly from our own gross negligence or willful misconduct. No Indemnified Person (as defined below) shall have any liability to you arising out of this Agreement except to the extent that any loss, claim, damage or liability is finally judicially determined to have resulted from our gross negligence or willful misconduct.

         If indemnification or reimbursement pursuant to this paragraph 4 is finally judicially determined to be unavailable for a reason other than our gross negligence or willful misconduct, then, whether or not we are the Indemnified Person, you and we shall contribute to the losses, claims, damages, liabilities and expenses for which such indemnification or reimbursement is held unavailable in such proportion as is appropriate to reflect the relative benefits to you, on one hand, and us on the other, in connection with the transactions to which such indemnification or reimbursement relates, but in no event shall the amount we contribute exceed the amount of the fee we actually receive hereunder.

         The indemnification and reimbursement commitments set forth in this paragraph 4: (A) apply whether or not we are a formal party to any such lawsuit, claim or other proceeding and we are entitled to retain separate counsel of our choice in connection with any of the matters to which such commitments relate, (B) are in addition to any liability that you may otherwise have to us and (C) extend to any of our controlling persons, affiliates, directors, officers, employees or agents (each, an "Indemnified Person"). Any settlement of a lawsuit, claim or other proceeding you enter shall include a release from the party bringing such lawsuit, claim or other proceeding of each Indemnified Person, which release shall be reasonably satisfactory to us.

5. Our engagement under this Agreement terminates 6 months from the date of this Agreement or upon 30 days written notice (whichever shall first occur), but the obligation for reimbursing our expenses under paragraph 2 and the reimbursement, indemnification and contribution obligations under paragraph 4 shall survive any termination of this Agreement. If during a period of 12 months following termination, you sell any securities of the same or a similar class as the Securities (other than common stock pursuant to a registered public offering) to purchasers which were contacted by us in our capacity as placement agent hereunder and with respect to which we would have been entitled to the placement fee in accordance with paragraph 2 above, you will pay us a fee equal to the fee which would have


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         been payable to us pursuant to paragraph 2 if the sale had occurred during the term of this Agreement. To the extent an initial public offering of shares of Greatfood.com occurs within the next 12 months, it is understood that WR Hambrecht + Co will act as a manager of such offering.

6. This Agreement may not be modified or terminated except in writing signed by you and us and shall be governed and construed in accordance with the laws of the State of California.

         Please confirm your agreement in the space below.

                                                     WR Hambrecht + Co, LLC


                                                     By:
                                                        ------------------------
                                                        Name:  Barclay Corbus

AGREED:

GreatFood.com, Inc.


By:
   ---------------------------------
      Name:       Benjamin C. Nourse
      Title:      CEO


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